                                                               EXHIBIT (a)(1)(A)

                           OFFER TO PURCHASE FOR CASH
                         ALL OUTSTANDING COMMON SHARES
                                       OF
                                  ALPNET, INC.
[SDL LOGO]                   AT $0.21 NET PER SHARE
                                       BY
                                  ARCTIC INC.,
                          A WHOLLY OWNED SUBSIDIARY OF
                                    SDL PLC

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 11, 2002, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF DECEMBER 12, 2001, AMONG SDL PLC, ARCTIC INC. AND ALPNET, INC. THE BOARD OF DIRECTORS OF THE COMPANY (AS DEFINED HEREIN) HAS APPROVED AND ADOPTED THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN) ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS TENDER THEIR SHARES (AS DEFINED HEREIN) IN THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 50.1 PERCENT OF THE OUTSTANDING SHARES.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to American Stock Transfer and Trust Company (the "Depositary") and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 2, deliver an Agent's Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in Section 2, in each case prior to the expiration of the Offer, or (2) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may be able to tender such Shares by following the procedures for guaranteed delivery described in Section 2.

     Questions and requests for assistance may be directed to Mackenzie Partners, Inc. (the "Information Agent") at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees.

December 13, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary Term Sheet..........................................    1
Introduction................................................    5
The Tender Offer............................................    7
  1.   Terms of the Offer...................................    7
  2.   Procedures for Tendering Shares......................    8
  3.   Withdrawal Rights....................................   11
  4.   Acceptance for Payment and Payment...................   12
  5.   Certain U.S. Federal Income Tax Consequences.........   12
  6.   Price Range of the Shares; Dividends on the Shares...   14
  7.   Effect of the Offer on the Market for the Shares;
        Exchange Act Registration...........................   14
  8.   Certain Information Concerning the Company...........   15
  9.   Certain Information Concerning Parent and the
        Purchaser...........................................   18
  10. Source and Amount of Funds............................   19
  11. Contacts and Transactions with the Company; Background
        of the Offer........................................   19
  12. Purpose of the Offer; the Merger Agreement; Plans for
        the Company.........................................   24
  13. Dividends and Distributions...........................   32
  14. Certain Conditions of the Offer.......................   32
  15. Certain Legal Matters.................................   34
  16. Fees and Expenses.....................................   35
  17. Miscellaneous.........................................   35
SCHEDULE I -- Directors and Executive Officers of Parent and
  the Purchaser.............................................  S-1

                               SUMMARY TERM SHEET

     Arctic Inc. is offering to purchase all the outstanding common shares of ALPNET, Inc. for $0.21 per share in cash. The following are some of the questions you, as a shareholder of ALPNET, Inc., may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

WHO IS OFFERING TO BUY MY SHARES?

     Our name is Arctic Inc. We are a Utah corporation formed for the purpose of acquiring ALPNET, Inc., including by way of making a tender offer for all of the common shares of ALPNET, Inc. We are a wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales. See "Introduction" and
Section 9 -- "Certain Information Concerning Parent and the Purchaser" -- of this offer to purchase.

WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding common shares of ALPNET, Inc. See "Introduction" and Section 1 -- "Terms of the Offer" -- of this offer to purchase.

HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $0.21 per common share, net to you, in cash, payable in U.S. dollars. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and Section 1 -- "Terms of the Offer" -- of this offer to purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     SDL plc, our parent company, will provide us with sufficient funds (from cash on hand) to acquire all tendered shares and any shares to be acquired in the merger that is expected to follow the successful completion of the offer. The offer is not conditioned upon any financing arrangements. See Section 10 -- "Source and Amount of Funds" -- of this offer to purchase.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

     -- the offer is being made for all outstanding shares solely for cash,

     -- the offer is not subject to any financing condition, and

     -- if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on January 11, 2002, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1 -- "Terms of the Offer" -- and Section 2 -- "Procedures for Tendering Shares" -- of this offer to purchase.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

     -- if all conditions which have not been fulfilled are reasonably capable of being fulfilled, we will extend the offer for a period of time we believe necessary to cause the conditions to our offer to be satisfied, if on a scheduled expiration date any of the conditions to our offer are not satisfied; however, we are not required to extend the offer beyond February 10, 2002; and

     -- we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time up to 20 business days in the aggregate beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We reserve the right to include a subsequent offering period. If we decide to do so, we will announce such a period not later than 9:00 a.m., New York City time, on the next business day after the initial offering period expires.

     See Section 1 -- "Terms of the Offer" -- of this offer to purchase.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform American Stock Transfer and Trust Company, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 -- "Terms of the Offer" -- of this offer to purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     There is no financing condition to the offer; however, we are not obligated to purchase any tendered shares unless at least 50.1 percent of the outstanding shares are validly tendered and not withdrawn before the expiration date of the offer. We have agreed not to waive this minimum tender condition without the consent of ALPNET, Inc.

     Our obligation to purchase any shares is conditioned upon our obtaining the approval of the shareholders of SDL plc of the tender offer and the merger.

     Our obligation to purchase any shares is also conditioned on net external debt of ALPNET, Inc. not exceeding $14 million and net assets of ALPNET, Inc. being equal to or greater than $5 million.

     The offer is also subject to a number of other conditions. See Section 14 -- "Certain Conditions of the Offer" -- of this offer to purchase.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to American Stock Transfer and Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market System trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 2 -- "Procedures for Tendering Shares" -- of this offer to purchase.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until the offer has expired and, if we have not, by February 10, 2002, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See Section 1 -- "Terms of the Offer" -- and Section 3 -- "Withdrawal Rights" -- of this offer to purchase.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1 -- "Terms of the Offer" -- and Section 3 -- "Withdrawal Rights" -- of this offer to purchase.

WHAT DOES THE ALPNET, INC. BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer pursuant to a merger agreement among us, SDL plc and ALPNET, Inc. The ALPNET, Inc. board of directors approved and adopted the merger agreement, our tender offer and our proposed merger with ALPNET, Inc. The board of directors of ALPNET, Inc. has determined that the offer and the merger are advisable and fair to and in the best interests of ALPNET, Inc. and its shareholders and recommends that shareholders tender their shares in the tender offer. See "Introduction" to this offer to purchase.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED IN THE OFFER?

     If we accept for payment and pay for at least 50.1 percent of the outstanding shares of ALPNET, Inc., we will be merged with ALPNET, Inc. If that merger takes place, SDL plc will own all of the shares of ALPNET, Inc., and all other shareholders of ALPNET, Inc. will receive $0.21 per common share in cash.

     There are no dissenters' rights available in connection with the offer. However, if the merger takes place, shareholders who have retained shares following the offer will be entitled to exercise dissenters' rights under Utah law so long as they take all steps required to perfect their rights. See Section 12 -- "Purpose of the Offer; the Merger Agreement; Plans for the Company" -- of this offer to purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger takes place, shareholders who do not tender in the offer will receive $0.21 in cash for each common share in the subsequent merger, subject to their right to pursue dissenters' rights under Utah law. However, if the merger does not take place, the number of shareholders and of shares of ALPNET, Inc. that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. ALPNET, Inc. may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See Section 7 -- "Effect of the Offer on the Market for the Shares; Exchange Act Registration" -- and Section 12 -- "Purpose of the Offer; the Merger Agreement; Plans for the Company" -- of this offer to purchase.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION?

     The receipt of cash by you in exchange for your shares pursuant to the offer or the merger, or in a subsequent offering period (if one is included), is in general a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. You should consult your own tax advisor about the particular tax consequences of the offer and the merger to you. See Section 5 -- "Certain U.S. Federal Income Tax Consequences" -- of this offer to purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On December 12, 2001, the last trading day before ALPNET, Inc. and SDL plc announced that they had signed the merger agreement and commenced the tender offer, the last sale price of the ALPNET, Inc. common shares reported on the OTC Bulletin Board was $0.13 per share. We advise you to obtain a recent quotation for shares of ALPNET, Inc. in deciding whether to tender your shares. See Section 6 -- "Price Range of the Shares; Dividends on the Shares" -- of this offer to purchase.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call MacKenzie Partners, Inc. at (800) 322-2885 (toll free). MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Shares of
ALPNET, Inc.:

                                  INTRODUCTION

     Arctic Inc., a Utah corporation (the "Purchaser"), and wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales ("Parent"), hereby offers to purchase all the outstanding common shares, no par value (the "Shares"), of ALPNET, Inc., a Utah corporation (the "Company"), at a purchase price of $0.21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of American Stock Transfer and Trust Company, which is acting as the Depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 12, 2001 (the "Merger Agreement"), among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Utah law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon. The Merger Agreement is more fully described in
Section 12.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER. THE FACTORS CONSIDERED BY THE BOARD OF DIRECTORS OF THE COMPANY IN ARRIVING AT ITS DECISION TO APPROVE THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND IS BEING MAILED TO SHAREHOLDERS OF THE COMPANY CONCURRENTLY HEREWITH.

     D.A. DAVIDSON & CO. HAS ACTED AS THE COMPANY'S FINANCIAL ADVISOR. THE OPINION OF D.A. DAVIDSON & CO., DATED DECEMBER 11, 2001, THAT, AS OF SUCH DATE, THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW IS SET FORTH IN FULL AS AN ANNEX TO THE SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO, AND SHOULD, CAREFULLY READ THE SCHEDULE 14D-9 AND SUCH OPINION IN THEIR ENTIRETY.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1 HEREOF) AT LEAST 50.1 PERCENT OF THE OUTSTANDING SHARES ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION").

     Consummation of the Merger is subject to a number of conditions, including, among other things, approval by shareholders of the Company and Parent, Shares having been purchased pursuant to the Offer, net external debt of the Company not exceeding $14 million and net assets of the Company being equal to or greater than $5 million. Under the Utah Revised Business Corporation Act (the "Utah Business Code"), the vote of shareholders of the Company necessary to approve the Merger will be the affirmative vote of the holders of at least a majority of the outstanding Shares entitled to vote on the matter. If the Purchaser acquires Shares representing at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 16-10a-1104 of the Utah Business Code, without any action by any other shareholder. In such event, the Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. See Section 12.

     The Company has informed the Purchaser that, as of October 31, 2001, there were 32,519,558 Shares outstanding. The Minimum Tender Condition will be satisfied if 16,292,299 Shares are validly tendered and not withdrawn prior to the Expiration Date. If the Minimum Tender Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company's board of directors and to effect the Merger even if no other shareholders vote in favor of the Merger. See Section 12.

     Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 midnight, New York City time, on January 11, 2002, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

     The Purchaser may, without the consent of the Company, and expressly reserves the right (but shall not be obligated) to extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. If all of the conditions to the Offer are not satisfied on the Expiration Date then the Purchaser will extend the Offer for one or more periods of time until such conditions are satisfied or waived; PROVIDED that the Purchaser will not be required to extend the Offer beyond February 10, 2002 (the "Outside Date"). UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

     The Purchaser expressly reserves the right to waive any condition to the Offer or amend or modify the terms of the Offer, except that, without the written consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) waive the Minimum Tender Condition or modify or add to the conditions to the Offer in any manner adverse to the holders of Shares, or (iv) change the form of consideration payable in the Offer.

     If by 12:00 midnight, New York City time, on January 11, 2002 (or any date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (b) except as set forth above with respect to the Minimum Tender Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) as set forth above, to extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) except as set forth above, to amend the Offer; PROVIDED, HOWEVER, that if all such conditions that have not been satisfied or waived prior to the Expiration Date are reasonably capable of being satisfied, the Purchaser shall extend the Offer from time to time until such conditions are satisfied or waived, PROVIDED that the Purchaser shall not be required to extend the Offer beyond the Outside Date.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders.

     Pursuant to Rule 14d-11 under the Exchange Act the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

     During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 under the Exchange Act provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20-business day period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, on or after January 11, 2002.

     THE PURCHASER RESERVES THE RIGHT TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

     Any extension, waiver, amendment or termination of the Offer or commencement or extension of a Subsequent Offering Period will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension of the Offer, or commencement or extension of a Subsequent Offering Period, will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. As used in this Offer to Purchase, "Business Day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURES FOR TENDERING SHARES

     VALID TENDER. For a shareholder validly to tender Shares pursuant to the Offer (a) the certificates for tendered Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (b) if a transfer is effected pursuant to the book-entry transfer procedures described under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

     (a) such tender is made by or through an Eligible Institution;

     (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

     (c) either (i) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents, is received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures described above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "Trading Day" is any day on which the Nasdaq National Market System (the "Nasdaq") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     APPOINTMENT. By executing a Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), a tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after December 13, 2001. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

     BACKUP WITHHOLDING. Under the U.S. federal income tax laws, the Depositary will be required to withhold 30.5% of the amount of any payments made to certain shareholders pursuant to the Offer or the Merger, or in a Subsequent Offering Period (if one is included), unless the shareholder (i) provides a correct taxpayer identification number (which, for an individual shareholder, is the shareholder's social security number) and any other required information, or
(ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld generally will be allowed as a credit against the shareholder's U.S. federal income tax liability for the year. A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To prevent backup federal income tax withholding on payments made to certain shareholders with respect to the purchase price of Shares purchased pursuant to the Offer or the Merger, or in a Subsequent Offering Period (if one is included), each such shareholder must provide the Depositary with his correct taxpayer identification number and certify, under penalty of perjury, that such taxpayer identification number is correct and that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain foreign shareholders should complete and sign an Internal Revenue Service Form W-8BEN, which is available from the Depositary, in order to avoid backup withholding.

3.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 10, 2002.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.  ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     The purchase price will be payable in U.S. dollars.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or
(b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2, a Book-Entry Confirmation and either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

     The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment as soon as practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 3.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer or Merger or Subsequent Offering Period (if one is included) and the shareholder's aggregate adjusted tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer or Subsequent Offering Period (if one is included) or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or Subsequent Offering Period (if one is included) or converted into cash in the Merger, as the case may be.

     If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by such shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder's holding period for the Shares exceeds one year. In the case of a tendering noncorporate shareholder, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 20%. In addition, there are limits on the deductibility of capital losses.

     A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 30.5% backup withholding unless the shareholder provides its Taxpayer Identification Number ("TIN") and certifies under penalty of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the Internal Revenue Service (the "IRS"). See "Backup Withholding" under Section 2. Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain foreign shareholders should complete and sign an Internal Revenue Service Form W-8BEN, which is available from the Depositary, in order to avoid backup withholding.

     If backup withholding applies to a shareholder, the Depositary is required to withhold 30.5% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder by filing a U.S. federal income tax return.

     The foregoing discussion is based on the Code, regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code -- such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations and financial institutions -- and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER, SUBSEQUENT OFFERING PERIOD (IF ONE IS INCLUDED) AND THE MERGER.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares traded on the Nasdaq SmallCap Market under the symbol "AILP" until September 10, 2001. The following table presents, for the periods indicated the high and low sale prices for the Shares as reported on the Nasdaq SmallCap Market:

                                                                  SHARES
                                                              --------------
                                                              HIGH      LOW
                                                              -----    -----
                                                                $        $
Fiscal 1999:
  Fourth Quarter............................................   4.75     1.66
Fiscal 2000:
  First Quarter.............................................   9.88     4.13
  Second Quarter............................................   6.06     2.06
  Third Quarter.............................................   3.00     1.66
  Fourth Quarter............................................   1.91     0.34
Fiscal 2001:
  First Quarter.............................................   1.44     0.44
  Second Quarter............................................   0.91     0.50
  Third Quarter (through September 10, 2001)................   0.65     0.15

     On June 28, 2001, the Company was informed by Nasdaq that the Shares had failed to regain compliance with the Nasdaq SmallCap Market rule requiring that the bid price of the Shares be at least $1.00 for a minimum of 10 consecutive trading days prior to June 27, 2001, and was subject to being delisted from the Nasdaq SmallCap Market. The Company requested and participated in an oral hearing on August 16, 2001 to appeal the decision of Nasdaq staff to delist. On September 10, 2001, the Company announced that the Company's appeal for continued listing on the Nasdaq SmallCap Market had been denied due to the Company's inability to meet the minimum bid price requirements.

     The Company determined that the Shares were immediately eligible to trade on the OTC Bulletin Board (the "OTCBB"). The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter ("OTC") securities. The following table presents, for the periods indicated the high and low sale prices for the Shares as reported on the
OTCBB:

                                                                  SHARES
                                                              --------------
                                                              HIGH      LOW
                                                              -----    -----
                                                                $        $
Fiscal 2001:
  Third Quarter (from September 10, 2001)...................   0.47     0.15
  Fourth Quarter (through December 12, 2001)................   0.36     0.10

     The Company did not pay any dividends during any quarter (or part thereof) presented in the tables above on the Shares.

     On December 12, 2001, the last full trading day before the public announcement of the execution of the Merger Agreement and the commencement of the Offer, the last reported sales price of the Shares as reported by the OTCBB was $0.13 per share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE ACT REGISTRATION

     EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares and could have an adverse effect on the market price for and marketability of the Shares and could cause future market prices to be less than the Share price.

     EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. According to the Company, as of October 31, 2001, there were 32,519,558 Shares outstanding and, as of October 25, 2001, there were approximately 368 holders of record of such Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If, as a result of the purchase of Shares pursuant to the Offer or the Merger, the Company is no longer required to maintain registration of the Shares under the Exchange Act, the Purchaser intends to cause the Company to apply for termination of such registration.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

     GENERAL INFORMATION. The Company is a Utah corporation with its principal offices located at 4460 South Highland Drive, Suite # 100, Salt Lake City, Utah 84124-3543, telephone number (801) 273-6631.

     The following description of the Company and its business has been taken from the Company's Form 10-K for the year ended December 31, 2000, and is qualified in its entirety by reference to such Form 10-K.

     The Company is a U.S. multinational corporation which was incorporated in the State of Utah in 1980. The Company provides services and solutions in the multilingual information management services sector to businesses engaged in international trade. These services include information consultancy, language technology integration, translation and localization. The Company is one of the largest dedicated suppliers of such services and solutions in the world.

     The Company was originally established to develop and market foreign language translation software, which included its invention of translation memory technology. The Company is regarded as a pioneer in the field of multilingual software development. The acquisition by the Company of several leading translation service providers in 1987 and 1988 established the Company's international presence and multilingual information services capabilities. The Company further expanded into foreign markets in 1994 through the formation of additional foreign subsidiaries and branches and in 1999 with the acquisition of subsidiaries in Germany and the Netherlands. As of December 31, 2000, the Company has wholly-owned foreign subsidiaries or branches in the following countries: Canada, Brazil, United Kingdom, Republic of Ireland, Germany, Belgium, France, the Netherlands, Sweden, Singapore, Korea, China, Japan and Thailand.

     The globalization of business and rapid growth of the Internet has intensified the need for companies to implement effective multilingual information strategies to support their Internet and eCommerce business models as well as their traditional business models. Product life cycles and time-to-market requirements are shortening in many industries and businesses need to manage information in accelerated time frames while reducing multilingual information costs. The Company's 21-year history has provided it with substantial experience in managing linguistic resources spanning people, linguistic data and technology which enable it to meet the globalization requirements of such companies.

     During 1999 and 2000, the Company embarked on a strategic repositioning to evolve its service offering to include a full range of value-added multilingual information services, supported by its ALPNETXchange(TM) technology and move up the services chain in the information creation, localization and information management process (the "InfoCycle(TM)"). The Company also planned to offer an Internet-based Application Service Provider ("ASP") business model, under which it would offer multilingual information management software applications via the Internet.

     During the fourth quarter of 2000, the Company commenced implementation of certain strategic initiatives along with a restructuring plan as a result of limited capital resources, and depressed capital market conditions and the Company's operating performance. The primary focus of these initiatives is to strengthen the Company's sales team worldwide; reduce costs by centralizing and consolidating production operations; reduce infrastructure and overhead; eliminate various unprofitable operations; and increase outsourcing of certain production activities. The Company's technology development will be focused on enabling the Company to efficiently manage the InfoCycle(TM) process in support of its clients' global businesses through its modular ALPNETXchange(TM) system which is expected to automate the sales, project management, production workflow, supply chain and finance functions. Further implementation of the ASP business model will be subject to client requirements. The Company will focus on its distinctive service benefits and core competencies and on becoming the vendor of choice for new and existing clients to secure a greater portion of their multilingual information management services business.

     CERTAIN COMPANY PROJECTIONS. During the course of discussions between representatives of Parent and the Company, the Company initially provided Parent or its representatives with certain non-public business and financial information about the Company regarding the Company's projected performance for fiscal year 2001 and 2002. This information included the following projections for the Company:

                        PROJECTED INCOME STATEMENT DATA
                                FOR FISCAL YEAR
                           (in thousands of dollars)

                                                               2001       2002
                                                              -------    -------
Sales.......................................................  $46,300    $49,501
Profit/(loss) from operations...............................   (4,055)     2,084
Net profit/(loss)...........................................   (5,032)       110

                            PROJECTED CASH FLOW DATA
                                FOR FISCAL YEAR
                           (in thousands of dollars)

                                                               2001       2002
                                                              -------    -------
Cash provided by/(used in) operating activities.............  $(4,638)    $1,386
Cash provided by/(used in) investing activities.............   (1,328)      (700)
Cash provided by/(used in) financing activities.............    1,016       (850)
Effect of exchange rates on cash............................     (292)        --
Net increase/(decrease) in cash.............................   (5,242)      (164)

     Subsequent to providing the above projections, the Company informed the Purchaser and Parent of the following:

     -- The Company's significant and continued deterioration in its financial condition is not sustainable without a significant infusion of capital without which, the Company would not likely be able to meet its debt obligations at the end of 2001. Anticipated continuing losses further put pressure on the Company's limited financial resources.

     -- The Company's clients continue to be impacted by the current economic conditions causing sales of the Company to weaken. The industry in which the Company operates is experiencing a general slow down.

     In light of the foregoing, the Company provided Parent the following revised projections:

                        PROJECTED INCOME STATEMENT DATA
                                FOR FISCAL YEAR
                           (in thousands of dollars)

                                                               2001       2002
                                                              -------    -------
Sales.......................................................  $46,300    $43,200
Profit/(loss) from operations...............................   (4,055)    (2,851)
Net profit/(loss)...........................................   (5,032)    (4,303)

                            PROJECTED CASH FLOW DATA
                                FOR FISCAL YEAR
                           (in thousands of dollars)

                                                               2001       2002
                                                              -------    -------
Cash provided by/(used in) operating activities.............  $(4,638)   $(2,563)
Cash provided by/(used in) investing activities.............   (1,328)      (700)
Cash provided by/(used in) financing activities.............    1,016     (2,050)
Effect of exchange rates on cash............................     (292)        --
Net increase/(decrease) in cash.............................   (5,242)    (5,313)

     The Company has advised the Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. The Company has advised the Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company and expected debt payments, all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

     AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company's proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at 233 Broadway, New York, NY 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a Web site on the Internet (http://www.sec.gov/) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

     The Purchaser, a Utah corporation that is a wholly owned subsidiary of Parent, was organized to acquire the Company and other than providing a loan to the Company has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are owned by Parent.

     Parent is a public limited company organized under the laws of England and Wales. The principal office of Parent is located at Butler House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom, telephone +44.162.841.0100. The principal office of the Purchaser is located at (care of Parent) Butler House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom, telephone +44.162.841.0100.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

     Except for the agreements with certain shareholders, directors and officers described in this Offer to Purchase, neither the Purchaser nor Parent, nor, to the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Purchaser or Parent or any of the persons so listed, beneficially owns any equity security of the Company, and neither the Purchaser nor Parent nor, to the knowledge of the Purchaser or Parent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase or the Schedule TO (as defined below), (a) there have not been any contacts, transactions or negotiations between the Purchaser or Parent, any of their respective subsidiaries or, to the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) neither the Purchaser nor Parent nor, to the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Parent and its affiliates, the Purchaser believes the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

     Pursuant to the Stockholder Agreement between The Tail Wind Fund, Ltd., Resonance Limited (collectively, the "Shareholders") and Parent, dated December 10, 2001, the Shareholders have agreed in general (i) to tender their Shares into the Offer, (ii) to vote in favor of the Merger and (iii) not to transfer their Shares to any other person or vote in favor of any other transaction involving the Company. In addition to Shares, the Shareholders own warrants to acquire Shares and have certain anti-dilution and preemptive rights. The Shareholders also have previously asserted a claim against the Company for liquidated damages against the Company for allegedly breaching an obligation to maintain a listing on the Nasdaq National Market System or the Nasdaq SmallCap Market. In exchange for releasing the Company from all of the above claims and cancelling the warrants, Parent has agreed to pay to the Shareholders fifty percent of certain net reductions in indebtedness for borrowed money and other creditors to which the Company or its subsidiaries owe in excess of $25,000. All of the above obligations of the Shareholders are conditional upon Parent having completed the Offer and the Merger for aggregate consideration to all shareholders of the Company in excess of $6,500,000.

     Pursuant to an agreement with Parent, dated December 11, 2001, Koninklijke Machinefabriek Stork BV, a shareholder owning 3,000,000 Shares, among other things: (i) agreed to tender in the Offer all Shares beneficially owned by it;
(ii) agreed to vote such Shares in favor of the Merger; and (iii) granted to Parent a proxy with respect to voting such Shares.

     In connection with the Merger Agreement, the Chairman of the Board and the President of the Company have each entered into a Stockholders Agreement, dated as of December 12, 2001 (collectively, the "Stockholders Agreements"), with Parent and the Purchaser. The Chairman and the President own 1,403,886 and 1,170,246 Shares, respectively, and also own options exercisable for 60,000 and 250,000 additional Shares, respectively, at a price of $2.42 per share. Pursuant to the Stockholders Agreements, the Chairman and the President each, among other things: (i) agreed to tender in the Offer all Shares beneficially owned by him;
(ii) agreed to vote such Shares in favor of the Merger; and (iii) granted to Parent a proxy with respect to voting such Shares.

10.  SOURCE AND AMOUNT OF FUNDS

     The Offer is not conditioned on any financing arrangements.

     Parent and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $8.5 million. The Purchaser will obtain such funds from Parent. Parent has sufficient cash on hand to complete the Offer and the Merger and will cause the Purchaser to have sufficient funds available to complete the Offer and the Merger.

11.  CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER

     Loan Agreements

     Pursuant to a note dated as of November 13, 2001, the Purchaser loaned $1 million to the Company. This loan is required to be repaid on or before May 13, 2002 and is secured by the capital stock of the Canadian subsidiaries of the Company and an intercompany payable owed to the Company by one of its Canadian subsidiaries. Interest on the loan accrues at a rate of 8% per annum. Under the terms of the promissory note relating to the loan, the Purchaser can, in its sole discretion, lend an additional amount of up to $1 million on the same terms and secured by the same assets as the first loan. In addition to other customary events of default, a merger, sale of substantially all assets or other business combination involving the Company and any party other than the Purchaser or an affiliate of the Purchaser constitutes an event of default under the loan following which the loan is immediately repayable. In the event of an event of default, the Purchaser has the option to receive all of the shares of the Canadian entities in satisfaction of amounts owed under the note.

     Background to the Offer.

     On November 29, 2000, Mark Lancaster, Chairman and CEO of Parent, Floyd Bradley, a shareholder of Parent, and the Chairman of the Company met in London to discuss in general a possible transaction between the Company and Parent.

     On December 4, 2000, Mr. Lancaster and the Chairman discussed the need for further information. Public information was disclosed to Parent.

     On February 21, 2001, the Board of Directors of the Company (hereafter in this section the "Board") met telephonically with all directors present. Charles Noall, the Chief Operating Officer of the Company, was also present at this meeting and all Board meetings set forth in this section. A potential transaction with Parent was discussed and the decision was made not to pursue the matter.

     On March 22, 2001, Mr. Lancaster and the Chairman met in London to again discuss a possible transaction between Parent and the Company.

     On March 28, 2001, the Company discussed a potential transaction with another third party in the industry (this party and other potential buyers are referred to as a "Competing Purchaser") and, on April 16, 2001, received an expression of interest to negotiate a transaction with a total enterprise value, including assumption of outstanding debt, of between $15,000,000 and $45,000,000.

     Sometime during April or early May, Mr. Lancaster and the Chairman discussed the potential sale of the Company on the basis of stock in Parent being exchanged for the shares of the Company.

     On May 23, 2001, the Board met with all directors present. The Board discussed falling margins and the negative impact on cash flow. Parent's interest was discussed and the decision was made not to pursue a transaction with Parent. The Board also discussed the retention of an investment banker.

     On July 3, 2001, the Board met telephonically with all directors present. The Board noted lower than projected sales revenue and the inability to improve margins in the second quarter. The Board discussed the general downturn in the economy and client's orders being reduced to only essential services. Potential transactions with three companies who had approached the Company, including Parent were discussed. It was determined that the Chairman should continue preliminary discussions with all three companies.

     On August 13, 2001, the Company received a preliminary non-binding proposal regarding the acquisition of the Company from a Competing Purchaser. The proposal was for the purchase of newly-issued shares by the Company equal to 51% of the Company's outstanding common shares for 12,000,000 Euros (approximately US$10.8 million) taking into consideration the Company's debt at a level of US$10.5 million.

     On August 15, 2001, the Board met in the Company offices in Croydon, England. The Board discussed the Company's financial situation, continued deterioration in market conditions, and the need to find a solution through a cash infusion or merger or sale of the Company or a combination of such. Alternate possibilities and inquiries by potential buyers were discussed. The Chairman discussed the inquiries and proposals from Competing Purchasers. The need to maximize shareholder value was discussed and the Board approved the retaining of an investment banker to assist in the process to get the highest value for shareholders.

     From August 16, 2001 through September 7, 2001, Mr. Wittwer and Mr. Morgan interviewed and discussed with selected investment bankers the possible engagement of such bankers to represent the Company. Representatives of Callister Nebeker & McCullough, the Company's outside legal counsel, participated in the process.

     On September 7, 2001, the Board met telephonically with all, but Mr. Dijkstra (who had resigned from the Board), present. The continuing market for the Company's clients and deteriorating financial condition of the Company were discussed. Interim financing possibilities were discussed. The expressions of interest by third parties in the industry and potential financing alternatives were discussed. The possibility of seeking protection and other benefits under a Chapter 11 bankruptcy filing was discussed. The continued need for and status of the search for an investment banker was discussed. Five proposed investment bankers were discussed and the terms of engagement were outlined. The Board approved the selection of D.A. Davidson & Co ("Davidson").

     On September 7, 2001, the Company and Davidson entered into an engagement letter whereby Davidson agreed to advise the Company with respect to any proposed acquisition of the Company. Davidson commenced a due diligence review of the Company and assisted the Company in the preparation of a Company business overview which was completed on September 27, 2001. Numerous telephone conference calls were held between Company officers and Davidson representatives through out the period including a review and discussion regarding potential candidates for the purchase of the Company including Parent.

     On September 17, 2001, the Board met telephonically. Mr. Eichner reported that the Company had entered into an engagement letter with Davidson. Discussions with a Competing Purchaser were continuing and the Board was updated on the status. The need for a formal opinion and an orderly process to secure maximum value for shareholders was discussed.

     On September 21, 2001, the Company received an unsolicited offer from a Competing Purchaser for newly-issued shares by the Company equal to 51% of the Company's outstanding common shares for 8,000,000 Euros (approximately US$7.3 million at such date).

     On September 24, 2001, the Company received a proposal from Parent offering the shareholders $10,000,000 in cash and/or Parent's shares. The proposal required a reduction of the consideration, on a dollar for dollar basis, for any debt in the Company over $8,000,000. Davidson's analysis of the proposal placed the actual consideration at a range of $4,000,000 to $5,000,000, contingent on actual debt and working capital needs of the Company.

     On September 25, 2001, the Company announced in a press release that an unsolicited offer had been received from a third party and that the Company had retained Davidson to assist in analyzing alternatives.

     From September 27, 2001 through October 11, 2001, Davidson, on behalf of the Company, conducted a survey of potential buyers, contacted parties that expressed an interest and provided information to approximately 22 potential buyers. Packages of information about the Company were sent to such parties. During such period, Davidson followed up with such parties with telephone calls.

     Between September 25, 2001 and October 11, 2001, Mr. Lancaster and representatives of Davidson held telephone conversations regarding the terms of a potential transaction.

     On October 1, 2001, the Board met telephonically. All directors were present along with outside legal counsel, two Davidson representatives, and for a portion of the meeting, a representative of a Competing Purchaser. The Competing Purchaser made a proposal to purchase certain assets of the Company and then left the meeting. Marketing efforts of Davidson were discussed. Other Competing Purchasers were discussed and Parent's proposal was discussed. Davidson analyzed the proposals and instructed the Board that Parent's proposal was more favorable to the shareholders based, among other factors, upon proposed price per share and availability of financial resources to complete a cash transaction. The Board instructed the Chairman to negotiate with Parent and Competing Purchasers to clarify proposals and seek the best price possible for shareholders.

     Throughout the period from October 1, 2001 to October 15, 2001, Company officers met telephonically on a regular basis with legal counsel and Davidson representatives to update the Company on Parent's proposed timing and process for completion of the proposed acquisition of the Company.

     On October 8, 2001, all directors but Eckart Wintzen were present by telephone at a Board meeting. A representative from Davidson was also present. The extensive search by Davidson was discussed. Other potential interests in the Company were discussed and a Competing Purchaser's and Parent's offers were discussed. The Board instructed the Chairman and the Davidson representative to seek a more favorable price. The Board also discussed potential bankruptcy issues in the event that a sale transaction could not be completed on a timely basis.

     On October 8 and 9, 2001, Davidson held discussions with Parent and a Competing Purchaser regarding their offers. The Competing Purchaser indicated that it was unable to increase its offer.

     On October 10, 2001, Mr. Lancaster and the Chairman met in London to further negotiate terms and price of a potential transaction.

     On October 12, 2001, the Company received a new proposal from Parent offering $6,500,000 in cash and shares of Parent and limiting the Company's debt to $14,000,000 excluding potential compensation for certain investors' due to alleged breaches of obligations by the Company.

     On October 14, 2001, Mr. Noall and Mr. Lancaster met to review general operations of the Company.

     On October 15, 2001, the Board met telephonically. All directors were present, except Mr. Ros and Mr. Wintzen, along with outside legal counsel, Davidson representatives and Mr. Noall. The Board discussed the deteriorating cash position of and market conditions for the Company. The Board discussed Davidson's search for potential buyers. The representatives of Davidson summarized the results of its activities and discussions with those that had expressed a preliminary interest in acquiring the Company and with other possible purchasers of the Company. The Davidson representatives stated that, based on such discussions, no other competitive offers had been made other than the proposals of Parent and one Competing Purchaser. The Board then had an extensive discussion of the two proposals. The Board authorized its officers and Davidson to negotiate the final terms of a proposed transaction with Parent and the Competing Purchaser.

     On October 15, 2001, Davidson requested that a Competing Purchaser clarify certain aspects of its offer.

     On October 16, 2001, a Competing Purchaser notified Davidson that it was withdrawing from negotiations to acquire the Company, citing concerns about the Company's working capital needs and the amount of time required to close a potential transaction.

     On October 17, 2001, Davidson received written confirmation of Competing Purchaser's withdrawal from negotiations.

     From October 16, 2001 through October 26, 2001, the Company and Parent discussed the complications in timing and expense added by the issuance of Parent's shares to Company shareholders. Messrs. Lancaster and Alistair Gordon, Parent's Chief Financial Officer, discussed pricing issues, a potential short-term loan to the Company to sustain the Company's working capital pending consummation of a business combination transaction.

     During the next several days, representatives of the Company and Parent and their respective attorneys negotiated the terms of a proposal for the basic structure and terms of the proposed transaction. Discussion of the Company undertaking due diligence of Parent in connection with the possible receipt of shares of Parent was discussed.

     On October 19, 2001, Parent proposed offering the Company's shareholders $3,500,000 in cash and $3,500,000 in Parent's shares.

     On October 22, 2001, following further discussion and negotiation, Parent agreed to make an all cash offer for $7,000,000. All directors, along with outside legal counsel and a Davidson representative met for a telephonic Board meeting. The Board discussed the increased need for working capital, which was the result of decreasing new sales and cancellations of projects, indicating continuing deteriorating market conditions. Davidson reported that the Competing Purchaser had withdrawn its offer and no new interest had been expressed by any third parties. Davidson made a presentation analyzing Parent's proposal. The Board discussed with Davidson the Company's business, the nature and results of Davidson's discussions with Competing Parties that had either previously expressed an interest in acquiring the Company or who may have strategic reasons for acquiring the Company, and discussed whether there may be other competitive bidders in addition to those contacted by Davidson. The Board discussed the proposal from Parent. The representative from Davidson indicated that, because of the process the firm had followed in order to generate interest in potential acquirers and the results of that effort, and given the current financial condition of the Company, Davidson recommended that the Company proceed with exclusive negotiations with Parent

     On October 26, 2001, the Company and Parent executed a non-binding letter of intent regarding Purchaser's intention to acquire the Company. The parties agreed that a number of issues, including those involving potential creditor claims, needed to be resolved in order for any transaction to proceed.

     From October 26, 2001 to December 12, 2001, the parties continued with the due diligence process and had various telephone conversations regarding the potential Merger.

     On November 6, 2001, Mr. Wittwer and outside legal counsel, and representatives from Davidson discussed the change in legal counsel for Parent and the change in the format of the deal to include a tender offer prior to the Merger. The status of the short term loan was also discussed.

     On November 7, 2001, all directors, and outside legal counsel met in a meeting of the Board by telephone. The loan for up to $2 million from Parent and the required security was approved by the Board. The market conditions for the Company's business, the economic downturn, the resulting impact on the Company's clients and the Company's deteriorating cash position were discussed.

     On November 8, 2001, Mr. Lancaster and Parent's attorneys, along with Messer's. Wittwer, Morgan and the Company's outside legal counsel, discussed the status of loan documents and the Company's Form 10-Q.

     During November 2001, representatives of the parties exchanged information and held a number of conversations, both in person and by teleconference, regarding due diligence matters. During this period, a representative of Parent visited the Company's facilities in most of its locations throughout the world, to meet with the management of the Company and conduct additional due diligence.

     On November 9, 2001, Mr. Lancaster and Mr. Wittwer discussed the debt situation of the Company and possible restructuring of obligations and debt of the Company. Thereafter, representatives of Parent and the Company and their respective attorneys began negotiating the terms and conditions of the definitive agreements.

     On November 13, 2001, the letter of intent was amended to, among other things, accelerate the timing on the proposal. The promissory note for up to $2,000,000 was executed by the Company and $1,000,000 was advanced by Purchaser to the Company. The Company released its third quarter results and then held a conference call for investors.

     On November 16, 2001, Messrs. Eichner, Wittwer, Morgan, outside counsel and Davidson representatives met telephonically to discuss additional inquiries regarding acquisition interest that Davidson and the Company had received from third parties. Davidson was instructed to let such third parties know that any offer would be considered by the Board in accordance with its fiduciary obligations.

     On November 16 and 17, 2001, Davidson notified such third parties that the Board would consider any offer to acquire the Company, that any offer would need to be based upon publicly available information and that any such offer would need to be received no later than November 21, 2001.

     On November 19, 2001, Koos Ros, a Director of the Company and an employee of an affiliate of the Company, and Mr. Noall met with Mr. Lancaster at the Company's Hengelo office to discuss the loan made by the affiliate Company.

     On November 28, 2001, Messrs. Lancaster and Gordon and the Chairman and Mr. Wittwer had a telephone conference which was followed up on the 29th in writing proposing a lowering of the price and a further adjustment to the deal by requiring specific debt reduction.

     On December 1, 2001, Mr. Lancaster and the Chairman met in London to discuss the price reduction proposed by Mr. Lancaster on November 28th. They agreed there would be no reduction in the price of the proposal.

     A special meeting of the Board was held on December 11, 2001. All members of the Board were present except for Koos Ros and Eckart Wintzen. The Board members present considered the terms of the transaction, the reasons therefore and an oral opinion of Davidson (subsequently confirmed in writing) that the proposed transaction was fair to the shareholders of the Company from a financial point of view. Those directors present then unanimously: (i) determined that the Merger is fair to, and in the best interests of, the shareholders of the Company; (ii) approved the tender offer contemplated in the Merger Agreement and recommended to the shareholders of the Company that they accept the tender offer and tender their Shares pursuant thereto; (iii) recommended that the shareholders of the Company vote in favor of adoption of the Merger Agreement at any meeting of shareholders of the Company that may be called to consider adopting the Merger Agreement; and (iv) approved and declared advisable each of the Merger Agreement and the Option Agreement.

     On December 12, 2001, the Merger Agreement and the Option Agreement were each executed and delivered.

     On December 13, 2001, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement, Parent and Purchaser filed a Schedule TO and the Company filed a Schedule 14D-9 with the Commission, each incorporating the joint press release.

12.  PURPOSE OF THE OFFER; THE MERGER AGREEMENT; PLANS FOR THE COMPANY

PURPOSE

     The purpose of the Offer is to enable Parent to acquire control of the Company and to acquire the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

THE MERGER AGREEMENT

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "-- Conditions to the Merger", the Purchaser will be merged with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"), and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or any wholly owned subsidiary of Parent or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under the Utah Business Code) will be converted into the right to receive $0.21 in cash, without interest thereon.

     VOTE REQUIRED TO APPROVE MERGER. The Utah Business Code requires, among other things, that the Merger Agreement must be approved by the holders of a majority of the shares entitled to vote thereon. Other than the Shares, there are no shares of any class of the Company outstanding. Consequently, the Company will call and hold a meeting of its shareholders promptly following the consummation of the Offer for the purposes of voting upon the approval of the Merger Agreement. At such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger Agreement. If the Purchaser acquires -- through the Offer, the Merger Agreement or otherwise -- at least a majority of the Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger even if no other shareholders of the Company vote in favor of the Merger. If the Purchaser acquires Shares representing at least 90% of the total outstanding Shares of the Company pursuant to the Offer or otherwise (including pursuant to the Stock Option Agreement described below) the Purchaser would be able to effect the Merger pursuant to the "short-form" merger provisions of
Section 16-10a-1104 of the Utah Business Code, without any action by any other shareholder of the Company. In such event, the Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in Offer.

     CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) the holders of at least a majority of the Shares shall have approved the Merger Agreement at a meeting of the Company's shareholders (the "Company Shareholders Approval") and a majority of the shareholders of Parent have approved the Merger Agreement and the transactions contemplated thereby (the "Parent Shareholders Approval"); (b) no government, court, tribunal, arbitrator, authority, agency, commission, stock exchange, self-regulatory organization, official or other instrumentality of the United States, any foreign country, supranational organization or any domestic or foreign state, county, city or other political subdivision, including, without limitation, the Commission or the IRS (a "Governmental or Regulatory Authority") shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; (c) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer; (d) the Company's net external debt shall not exceed $14 million; (e) the net assets of the Company and its subsidiaries on a consolidated basis shall not be less than $5 million; (f) each of the representations and warranties made by the Company shall be true and correct in all material respects; and (g) the parties shall have performed and complied with, in all material respects, each agreement, covenant and obligation required in the Merger Agreement.

     Net external debt shall include all overdrafts, borrowings, indebtedness for borrowed money, loans, debt, hire purchase, finance leases and similar commitments to third parties (other than trade payables, accrued payroll and related benefits, accrued charges related to the restructuring or related activities, other accrued expenses and income taxes payable, incurred in the ordinary course of business consistent with past practice) owed by the

Company or its subsidiaries to any person other than the Company or its subsidiaries less all cash balances held by the Company or its subsidiaries with any person other than the Company or its subsidiaries. Any reduction in cash balances arising from restructuring actions taken prior to the effective time of the Merger (the "Effective Time"), upon the mutual agreement of Company and Parent, evidenced by the prior written consent of Parent that such actions are to be excluded from the calculation of net external debt, shall be excluded from the calculation of net external debt.

     Any reduction in net assets arising from restructuring actions taken prior to the Effective Time, upon the mutual agreement of the Company and Parent, shall be excluded from the calculation of net assets.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time:

     (a)   by mutual written agreement of Parent and the Company;

     (b)   by either Parent or the Company:

        (i) if (A) as of the result of the failure of any of the conditions set forth under Section 14, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer or (B) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to the Outside Date; provided, however, that this right to terminate the Merger Agreement is not available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time;

        (ii) if the Company Shareholders Approval is not obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such shareholders, or any adjournment thereof, called therefor, provided that the Company shall have no right to terminate the Merger Agreement if such failure is due to delay or default on the part of the Company;

        (iii) if there has been a material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, on the part of the non-terminating party which breach has not been cured within thirty (30) days following receipt by the non-terminating party of written notice of such breach from the terminating party;

        (iv) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger and such order shall have become final and nonappealable; or

        (v) if the Parent Shareholders Approval shall not be obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such shareholders, or any adjournment thereof, called therefor, unless such failure is due to delay or default on the part of Parent.

     (c) by the Company if the Board of Directors of the Company shall have determined in good faith, based upon the advice of Callister, Nebeker & McCullough, that failure to terminate the Merger Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders under applicable law by reason of the pendency of an unsolicited, bona fide proposal for a Superior Company Transaction (as defined below), but only if the Company and its subsidiaries and other representatives of the Company shall have complied with their obligations pursuant to the provisions under "-- No Solicitation" below; provided, however, that this right to terminate shall not apply unless five business days shall have elapsed after delivery to Parent of a written notice of such determination by such Board of Directors;

     (d)   by Parent:

        (i) if the Board of Directors of the Company or any committee thereof shall have (x) failed to recommend or withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer and the Merger, (y) recommended or taken no position with respect to a proposal for a Company Alternative Transaction (as defined below) or (z) following the announcement or making of a proposal for a Company Alternative Transaction, failed to reconfirm its recommendation of the Merger Agreement and the Merger within 96 hours following a written request for such reconfirmation by Parent; or

        (ii) there shall have occurred the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Company or any subsidiary in an involuntary case or proceeding under any applicable federal or state or foreign bankruptcy, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Company or any subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any subsidiary under any applicable federal or state or foreign law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs.

     NO SOLICITATION.  Prior to the Effective Time, the Company has agreed:

     (i) that neither it nor any of its subsidiaries or other affiliates shall, and they shall use their reasonable best efforts to cause their respective representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to the Company's shareholders) with respect to a merger, consolidation or other business combination including the Company or any of its subsidiaries, or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of the Company and its subsidiaries taken as a whole or 10% or more of the outstanding Shares (any such transaction, other than the transactions contemplated by the Merger Agreement, being hereinafter referred to as a "Company Alternative Transaction"), or engage in any negotiations to (v) provide any confidential information or data to (w) have any discussions with any person relating to, (x) enter into any contract agreement, understanding or arrangement relating to, (y) consummate or (z) otherwise facilitate any effort or attempt to make or implement, a Company Alternative Transaction;

     (ii) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person with respect to any of the foregoing, and it will take the necessary steps to inform such person with respect to any of the foregoing; and

     (iii) that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it by any person.

     However, the Company is not prohibited from furnishing information to or entering into discussions or negotiations with any person with sufficient financial resources to consummate the applicable proposed Company Alternative Transaction that makes a bona fide unsolicited written proposal not subject to any financing condition for a Company Alternative Transaction if, and only to the extent that:

     (i) the Board of Directors of the Company concludes in good faith that such proposal if consummated is reasonably likely to result in a Superior Company Transaction (as defined below), and that such Company Alternative Transaction is reasonably likely to be consummated;

     (ii) the Board of Directors of the Company, based upon the advice of Callister, Nebeker & McCullough, determines in good faith that the failure to so act is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders imposed by law;

     (iii) the Company shall have entered into a confidentiality and standstill agreement with such person in customary form which names Parent and the Purchaser as an intended beneficiary and which is reasonably acceptable to Parent;

     (iv) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, which notice shall identify such person and the proposed terms of such Company Alternative Transaction in reasonable detail; and

     (v) the Company keeps Parent informed of the status and all material information with respect to any such discussions or negotiations; and

provided; that the foregoing shall not (x) permit the Company to terminate the Merger Agreement (except in accordance with the provisions of the Merger Agreement described under "-- Termination of the Merger Agreement" above), (y) permit the Company to enter into any agreement with respect to a Company Alternative Transaction for so long as the Merger Agreement remains in effect (other than a confidentiality agreement under the circumstances described above), or (z) affect any other obligation of the Company under the Merger Agreement.

     The Company is also not prevented from complying, to the extent required, with Rule 14e-2 under the Exchange Act with regard to any proposal relating to a Company Alternative Transaction.

     "Superior Company Transaction" is defined in the Merger Agreement to mean any Company Alternative Transaction which:

     (i) relates to 50% of the outstanding Shares or all or substantially all of its and its subsidiaries' assets taken as a whole;

     (ii)   is not conditioned on the receipt of financing;

     (iii) is made by a person who the Board of Directors of the Company has reasonably concluded in good faith will have adequate financial resources to, and will not encounter significant regulatory obstacles in order to, consummate such Company Alternative Transaction;

     (iv)  involves only the payment of cash; and

     (iv) is on terms that the Board of Directors of the Company determines in its good faith judgment, taking into account all relevant factors, (including the advice of D.A. Davidson & Co. or a successor approved by Parent, which approval shall not be unreasonably withheld, and all the terms and conditions of the Company Alternative Transaction, including any break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable and provide greater value to all of the Company's shareholders than the Merger Agreement and the Merger taken as a whole.

     The Merger Agreement provides that the Company will advise Parent immediately that a Superior Company Transaction or a Company Alternative Transaction is received. Prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company must provide written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, which notice shall identify such person and the proposed terms of such Company Alternative Transaction in reasonable detail, and that the Company will keep Parent informed of the status and all material information with respect to any such discussions or negotiations.

     FEES AND EXPENSES. All fees and expenses incurred in connection with the preparation, execution and performance of the Merger Agreement and the consummation of the Merger will be paid by the party incurring such fees and expenses except that the expenses incurred in connection with printing and mailing the proxy statement as well as any filing fees relating thereto, shall be shared equally by Parent and Company.

     TERMINATION FEE.  If the Merger Agreement is terminated:

     (i) by the Company because the Board of Directors of the Company shall have determined in good faith, based on the advice of Callister, Nebeker & McCullough, that failure to terminate the Merger Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders under applicable law by reason of the pendency of an unsolicited, bona fide proposal for a Superior Company Transaction; or

     (ii) by the Parent due to a material breach of a representation, warranty covenant or agreement which has not been cured for 30 days or due to the fact that the Board of Director of the Company shall have (a) failed to recommend or withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger; (b) recommended or taken no position with respect to a proposal for a Company Alternative Transaction; or (c) following the announcement or making of a proposal for a Company Alternative Transaction, failed to reconfirm in writing its recommendation of the Merger and within 96 hours the Company has agreed to pay the Parent a termination fee equal to $300,000 prior to any such termination.

     Further, following the public announcement of a proposal for a Company Alternative Transaction the Company shall have terminated the Merger Agreement pursuant to the provisions described in either clause (b)(i) or (b)(ii) under "-- Termination of the Merger Agreement" and, within twelve (12) months after any termination described above, the Company or any of its subsidiaries shall have entered into a binding agreement providing for the consummation of, or have consummated a Company Alternative Transaction, then, in any of such cases, the Company shall pay the Parent a termination fee equal to $300,000.

     In the event the Merger Agreement is terminated, no provision of the Merger Agreement survives, except for the provisions relating to termination, brokers' expenses, liabilities relating to pre-termination breaches and miscellaneous provisions of general application.

     CONDUCT OF BUSINESS. The Merger Agreement provides that, except as expressly contemplated or permitted by the agreement, or to the extent that Parent shall otherwise previously consent in writing, at all times from and after the date of the Merger Agreement until the Effective Time, the Company and each of its subsidiaries shall conduct their respective businesses only in, and none of the Company, and such subsidiaries shall take any action except in, the ordinary course consistent with past practice.

     Without limiting the generality of the foregoing, (a) the Company and its subsidiaries shall comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them; and (b) the Company shall not, nor shall it permit any of its subsidiaries to, except as otherwise expressly provided for in the Merger Agreement, or as required, at Parent's request, to cancel outstanding employee stock options:

     (i) amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

     (ii) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto;

     (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option with respect thereto (other than (y) the issuance of Shares pursuant to options outstanding on the date of the Merger Agreement and in accordance with their present terms, and (z) the issuance by a wholly-owned subsidiary of its capital stock to its parent corporation or to another wholly-owned subsidiary of its parent corporation);

     (iv) modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto;

     (v) acquire (by merging or consolidating with, or by purchasing any equity interest in or assets (with a fair market value of $10,000 individually or in the aggregate of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any such assets;

     (vi) sell, lease, grant any security interest in or otherwise dispose of or encumber any of its material assets or properties or any shares of capital stock or equity or other interests in any subsidiaries or investments;

     (vii) except to the extent required by applicable law, (x) permit any material change in (A) any pricing (except in the ordinary course of business consistent with past practice), marketing, purchasing, investment, accounting, financial reporting, inventory, credit (except in the ordinary course of business consistent with past practice), allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes, or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

     (viii) (x) incur (which shall be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice;

     (ix) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Company plan or, as the case may be, or other agreement, arrangement, plan or policy between such party or one of its subsidiaries and one or more of its directors, officers or employees, or, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any agreement, arrangement, plan or policy in effect as of the date hereof, other than in respect to an employee who is not a director or officer in the ordinary course of business consistent with past practice;

     (x) enter into any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (a "Contract") or amend or modify any existing Contract, or engage in any new transaction with (a) any person not an affiliate of the Company which such Contract obligates the Company to expend $5,000, other than Contracts with any customer which obligate the Company to expend $100,000 and (b) any affiliate of the Company or any of its subsidiaries;

     (xi) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets in excess of $5,000 individually or $25,000 in the aggregate;

     (xii) incur any indebtedness for borrowed money with respect to Automated Language Processing Systems Ltd. or Alpnet Canada Inc. other than utilizing the existing CIBC bank line for amounts up to C$2,000,000 in the aggregate. For any use of the CIBC bank line over and above such aggregate amount the prior written consent of Parent must be obtained by Company;

     (xiii) make any material change in the lines of business in which it participates or is engaged; or

     (xiv) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

     REGULATORY AND OTHER APPROVALS. Subject to the terms and conditions of the Merger Agreement, prior to the Effective Time the Company will, as promptly as practicable:

     (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties as identified in the Merger Agreement required of the Company or any of its subsidiaries to consummate the Merger or the Offer and the other matters contemplated hereby; and

     (ii) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may request in connection therewith. In addition to and not in limitation of the foregoing, each of the parties, as applicable, will (x) take promptly all actions necessary to make any filings required of Parent and the Company or their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and (z) cooperate with the other party in connection with such party's filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by the Merger Agreement commenced by either the FTC or the Antitrust Division or state attorneys general; provided, however, that nothing in the Merger Agreement shall obligate Parent to agree to hold separate, sell or otherwise dispose of any subsidiary or Investment of Parent or of the Company or any assets or properties thereof.

     STOCK OPTIONS. At the effective time of the Merger, each of the employee stock option plans shall terminate and each option to purchase shares of the Company's common stock under the Company stock option plan will be terminated; provided however that any holder of such options will have the right immediately prior to the Merger to exercise such option, in whole or in part, whether or not applicable vesting requirements have been satisfied.

     DIRECTOR AND OFFICER INSURANCE AND INDEMNIFICATION. Until the third anniversary of the Effective Time and for so long thereafter as any claim for indemnification asserted on or prior to such date has not been fully adjudicated, the Company shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (the "Indemnified Parties") against:

     (i) all losses, claims, damages, costs and expenses (including reasonable attorneys' fees), liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative and whether asserted or claimed prior to, at or after the Effective Time) that is based on, or arises out of, the fact that such Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and relates to or arises out of any action or omission occurring at or prior to the Effective Time ("Indemnified Liabilities"); and

     (ii) all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the transactions contemplated by the Merger Agreement, in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors or officers, as the case may be;

     provided that the Surviving Corporation shall not be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld; and provided, further, that the Surviving Corporation shall not be liable for any Indemnified Liabilities which occur as a result of the Indemnified Party's criminal or fraudulent actions.

     Subject to the provisions of the Merger Agreement, the Company will pay an Indemnified Party's expenses in advance of the final disposition provided that the claiming party provides an undertaking to repay such advanced expenses should it be determined that such person is not entitled to such indemnification, and retains counsel reasonably satisfactory to the Company. The Company shall use all commercially reasonable efforts to assist in the defense of any such matter. For three years after the Effective Time of the Merger, the Company will maintain in effect the policies of directors' and officers' liability insurance maintained by the Company provided that the Company is not obligated to spend more than 115% of the aggregate insurance premiums paid by the Company for such directors' and officers' liability insurance.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; subsidiaries; capitalization; corporate authorizations; government authorizations; Commission filings; absence of undisclosed liabilities; accuracy of certain disclosures; absence of certain changes; litigation; compliance with laws; environmental matters; employment matters; ERISA compliance; taxes; shareholder voting requirements; state takeover statutes; opinion of the Company's financial advisor; intellectual property; contracts; assets; insurance; affiliate arrangements; vote required for approval of the Merger; ownership of Parent equity; bankruptcy; internal controls; and Investment Company Act.

     Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified by concepts of "material," "materially adverse," and "material adverse effect," which are defined to mean any event, change or effect that is material or materially adverse, as the case may be, to the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of such entity (or of such group of entities taken as a whole), provided, that, to be deemed "material" or "materially adverse" or having a "materially adverse effect" the damages must exceed $300,000.

     AMENDMENT, EXTENSION AND WAIVER. The respective boards of Parent, the Company and the Purchaser may amend the Merger Agreement by written agreement at any time prior to, or after, shareholder approval of the Merger Agreement, but after such adoption and approval, only to the extent permitted by applicable law. At any time prior to the Effective Time of the Merger, to the extent legally allowed, Parent, the Company and the Purchaser may:

     (i) extend the time for performance of any of the obligations or other acts of the other parties to the Merger Agreement;

     (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered in connection with the Merger Agreement; and

     (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

     Extensions or waivers must be in writing and signed by the party granting the extension or waiver.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

     SHARE OPTION AGREEMENT. The Company and the Purchaser entered into a Share Option Agreement, dated as of December 12, 2001 (the "Share Option Agreement") pursuant to which the Purchaser is entitled to purchase Shares, at a price of $0.21 per share, so that the Purchaser, following the purchase of Shares under the Share Option Agreement, shall then own 90.1% of the Shares; provided that to purchase Shares under the Share Option Agreement, the Purchaser must own at least 75% of the Shares prior to exercising the option.

PLANS FOR THE COMPANY

     Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Parent currently intends to seek maximum representation on the Company's Board of Directors. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

     Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Parent's business.

     Except as described above or elsewhere in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (1) any extraordinary corporate transaction involving the Company or any of its respective subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (2) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (3) any material change in the Company's capitalization or dividend policy, or (4) any other material change in the Company's corporate structure or business other than the Company's existing corporate restructuring plan.

DISSENTERS' RIGHTS

     The holders of Shares do not have dissenters' rights as a result of the Offer. However, the transactions contemplated by the Merger require a shareholder vote. Under Section 16-10a-1301 et seq. of the Utah Business Code, the Company's shareholders are entitled to dissent from the proposed Merger, and obtain payment of the fair value of their Shares in the event the Merger is approved. Fair value of the Shares means the value of the Shares immediately before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger. A shareholder who wishes to assert dissenters' rights must deliver to the Company, prior to the voting on the Merger, written notice of the shareholder's intent to demand payment for the shareholder's Shares if the proposed Merger is effected and must not vote for the Merger.

     Within ten (10) days after the effective date of the approval of the Merger by the shareholders, notice will be sent to dissenting shareholders stating when and where written demand for payment must be sent and when certificates for Shares must be deposited by the shareholder to effectuate the purchase of Shares from the dissenting shareholder. The rights of the dissenter to demand payment are lost if the dissenter fails to give timely written notice of intent to demand payment, or fails to timely make written demand for payment after receiving the Company's notice.

     If any holder of Shares who demands payment fails to perfect, or effectively withdraws or loses his, her or its dissenter's rights, as provided in Section 16-10a-1323, the Shares of such holder will be converted into the merger consideration consisting of $0.21 per Share in accordance with the Merger Agreement. A shareholder may withdraw his or her demand for payment by delivery to Parent of a written withdrawal of his or her demand for payment and acceptance of the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE UTAH BUSINESS CODE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE UTAH BUSINESS CODE.

GOING-PRIVATE TRANSACTIONS

     The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority shareholders in the Merger be filed with the Commission and disclosed to shareholders prior to the consummation of the Merger.

13.  DIVIDENDS AND DISTRIBUTIONS

     As discussed in Section 12, the Merger Agreement limits the Company's ability to declare or pay any dividends on the Shares or change the number of Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction.

14.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares of the Company promptly after the termination or withdrawal of the Offer), to pay for any Shares of the Company tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer at least 50.1 percent of the outstanding Shares of the Company to satisfy the Minimum Tender Condition; and (ii) Parent shall have obtained the approval of its shareholders to the Offer, the Merger and any related transactions or events. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares of the Company not theretofore accepted for payment or paid for, and may terminate or amend the Offer or if, as of the scheduled expiration date of the Offer (as extended) and before the acceptance of such shares for payment, any of the following conditions exists:

     (a) Any judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental or Regulatory Authority of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect preventing the purchase of Shares of the Company pursuant to the Offer or the Merger or there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or issued by any Governmental or Regulatory Authority that would be reasonably likely to result in any of the consequences referred to in paragraph (b) below;

     (b) There shall be pending any suit, action or proceeding by any Governmental or Regulatory Authority, (i) challenging the acquisition by Parent or the Purchaser of any Shares of the Company, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place limitations on the ownership of Shares of the Company (or shares of the Surviving Corporation) by Parent or the Purchaser, (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or Parent and their respective subsidiaries taken as a whole;

     (c) There shall have occurred and continue to exist (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of ten consecutive trading hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory) or (iii) any limitation (whether or not mandatory) by any Governmental or Regulatory Authority in the United States on the extension of credit by banks or other financial institutions;

     (d) Any representation and warranty of the Company set forth in the Merger Agreement shall not be materially true and correct, in each case, (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall not be true and correct in all respects giving effect to such standard) as of the date of the Merger Agreement or as of the scheduled or extended expiration of the Offer (except to the extent such representation and warranty is expressly made as of an earlier date, in which case as of such earlier date);

     (e) The Company shall have failed to perform in any material respect its obligations or to comply in any material respect with its agreements or covenants required to be performed or complied with by it under the Merger Agreement;

     (f) The Merger Agreement shall have been terminated (i) by the Company in accordance with its terms, which, in the reasonable judgment of the Purchaser or Parent, or (ii) by the Purchaser or Parent in accordance with its terms, which in the sole and reasonable judgment of the Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment;

     (g) There shall have occurred the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any subsidiary in an involuntary case or proceeding under any applicable federal or state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company or any subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any subsidiary under any applicable federal or state or foreign law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs;

     (h) The Company's net external debt shall exceed $14 million. Net external debt shall include all overdrafts, borrowings, indebtedness for borrowed money, loans, debt, hire purchase, finance leases and similar commitments to third parties (other than trade payables, accrued payroll and related benefits, accrued charges related to the restructuring or related activities, other accrued expenses and income taxes payable, incurred in the ordinary course of business consistent with past practice) owed by the Company or its subsidiaries to any person other than the Company or its subsidiaries less all cash balances held by the Company or its subsidiaries with any person other than the Company or its subsidiaries. Any reduction in cash balances arising from restructuring actions taken prior to the Effective Time, upon the mutual agreement of Company and Parent, evidenced by the prior written consent of Parent that such actions are to be excluded from the calculation of net external debt, shall be excluded from the calculation of net external debt; or

     (i) The net assets of the Company and its subsidiaries on a consolidated basis shall be less than $5 million. Any reduction in net assets arising from restructuring actions taken prior to the Effective Time, upon the mutual agreement of the Company and Parent, shall be excluded from the calculation of net assets.

     The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.  CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of the Purchaser, Parent or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any Governmental or Regulatory Authority that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While (except as otherwise expressly described in this Section 15) the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See
Section 14 for a description of certain conditions to the Offer.

     STATE TAKEOVER LAWS. Section 61-6-1 et seq. of the Utah Code Annotated, in general, prevents a person or persons from engaging in a "Control Share Acquisition" (i.e., acquiring voting control of certain corporations, such as the Company) except in compliance with the statute. A board of directors or the shareholders may, by adopting an amendment to the corporation's articles of incorporation or bylaws, elect not to be governed by the Control Share Acquisition statute, provided that, the amendment is adopted prior to the acquisition of the control shares. Prior to the execution of the Merger Agreement, the Board of Directors of the Company unanimously approved and adopted an amendment to the bylaws of the Company which provides that the Control Share

Acquisition statute does not apply to the Shares. As a result of such amendment, the provisions of the Control Share Acquisition statute are not applicable to any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

     A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive officers or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that those laws were applicable only under certain conditions. Subsequently, a number of federal district courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     Parent and the Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Utah will by their terms apply to the Offer or the Merger and, except as described above with respect to
Section 61-6-1 et seq. of the Utah Code, neither Parent nor the Purchaser has attempted to comply with any state antitakeover statute or regulations in connection with the Offer and the Merger. Parent and the Purchaser reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Parent and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer or completing the Merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14 hereof.

16.  FEES AND EXPENSES

     Parent and the Purchaser have retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer and Trust Company to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.  MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent and the Purchaser have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto (the "Schedule TO"). In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the Commission).

                                  ARCTIC INC.

December 13, 2001

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director or executive officer is SDL plc, Butler House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom, telephone +44.162.841.0100. All such directors and executive officers listed below are citizens of the United Kingdom.

NAME, POSITION WITH PARENT AND CITIZENSHIP        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
------------------------------------------        -----------------------------------------------------------------
Mark Lancaster..................................  Aged 40, Chairman and Chief Executive Officer of Parent since
Chairman and Chief Executive Officer              1992.
Alastair Gordon.................................  Aged 50, Chief Financial Officer of Parent since 1998. Chief
Chief Financial Officer                           Financial Officer of Berisford Plc US Operations from 1994 to
                                                  1997. After leaving Berisford Plc's US operations, took time off before joining Parent in February 1998.
Cristina Lancaster..............................  Chief Operations Officer of Parent.
Chief Operations Officer
Keith Mills.....................................  Chief Technical Officer of Parent.
Chief Technical Officer
Chris Batterham.................................  Member of the Board of Directors of Parent. Chief Financial
Non Executive Director                            Officer of Search Space Limited since 2001. Group Finance
                                                  Director of Unipalm from 1993 until 2000.
John Matthews...................................  Member of the Board of Directors of Parent. Chairman of Crest
Non Executive Director                            Nicholson Plc since 1996.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address of each such director and executive officer is Arctic Inc. (care of SDL plc), Butler House, Market Street, Maidenhead, Berkshire S16 8AA, United Kingdom, telephone +44.162.841.0100. All such directors and executive officers listed below are citizens of the United Kingdom.

NAME, POSITION WITH PARENT AND CITIZENSHIP        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
------------------------------------------        -----------------------------------------------------------------
Mark Lancaster..................................  Please see above for employment history.
Director, President
Alastair Neil Gordon............................  Please see above for employment history.
Director, Vice President

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS

                   AMERICAN STOCK TRANSFER AND TRUST COMPANY

BY REGISTERED OR CERTIFIED MAIL    BY FACSIMILE TRANSMISSION     BY HAND OR OVERNIGHT COURIER
        59 Maiden Lane            (for Eligible Institutions            59 Maiden Lane
          Plaza Level                        Only)                        Plaza Level
   New York, New York 10038             (718) 234-5001             New York, New York 10038
                                     For Confirmation Only
                                          Telephone:
                                        (718) 921-8200

     Questions and requests for assistance may be directed to the Information Agent at the telephone number and location listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                [MACKENZIE LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                          proxy@mackenziepartners.com
                         (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885